UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EV ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

26926V 10 7

(CUSIP Number)

Michael E. Mercer

1001 Fannin Street, Suite 800

Houston, Texas 77002

(713) 651-1144

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest, Ltd./76-0378595 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 155,600 Common Units(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 155,600 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,600 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN
(1)	EnerVest, Ltd. (“EnerVest”) is the record holder of 155,600 common units. The relationship of the parties filing this Schedule 13D is described in Item 2.

1

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: EnerVest Management GP, L.C./76-0629541 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 155,600 Common Units (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 155,600 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,600 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	EnerVest Management GP, L.C. may be deemed to have beneficial ownership of 155,600 Common Units representing limited partner interests in the Issuer. These units are held of record by EnerVest. The relationship of the parties filing this Schedule 13D is described in Item 2.

2

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: John B. Walker I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 449,042 Common Units(2)
	8	SHARED VOTING POWER: 2,177,098 Common Units(1)
	9	SOLE DISPOSITIVE POWER: 449,042 Common Units(2)
	10	SHARED DISPOSITIVE POWER: 2,177,098 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,626,140 Common Units(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	As described in Item 5 below, Mr. Walker may be deemed to have beneficial ownership of an aggregate of 2,626,140 common units representing limited partner interests in the Issuer. These units are held of record by EnerVest, John B. & Lisa A. Walker L.P. (“Walker LP”), of which Mr. Walker is a general partner along with his wife, which is the record holder of 2,008,098 common units. In addition, Mr. Walker’s wife is the record owner of 13,400 common units. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	Mr. Walker owns 449,042 common units directly that he acquired through grants and purchases with personal funds. He has sole voting and dispositive power with respect to such units.

(3)	Mr. Walker, by virtue of his direct and indirect ownership of the limited liability company that acts as EnerVest’s general partner, may be deemed to beneficially own the common units owned by EnerVest. Mr. Walker disclaims beneficial ownership of the common units owned by Walker LP and his wife.

3

CUSIP No.	26926V 10 7

1	NAMES OF REPORTING PERSONS: John B. & Lisa A. Walker L.P. /76-0611813 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,008,098 Common Units(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,008,098 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,008,098 Common Units(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Walker LP has record and beneficial ownership of an aggregate of 2,008,098 common units representing limited partner interests in the Issuer. The relationship of the parties filing this Schedule 13D is described in Item 2.

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Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is common units representing limited partner interests (“Common Units”) of EV Energy Partners, L.P. (the “Issuer”). The principal executive offices of the Issuer are located at 1001 Fannin Street, Suite 800, Houston, Texas 77002.

Item 2. Identity and Background

(a) through (f)

This Schedule 13D is filed jointly by EnerVest, Ltd., a Texas limited partnership (“EnerVest”), John B. Walker, an individual and a United States citizen and John B. & Lisa A. Walker L.P., a Texas limited partnership (“Walker LP”), of which Mr. Walker is a general partner along with his wife. EnerVest, together with Mr. Walker and Walker LP, are referred to as the “Filing Parties”.

EnerVest’s principal business is to acquire, exploit, operate and manage oil and gas properties on behalf of institutional investors.

Mr. Walker is an indirect owner of EnerVest Management GP, L.C. (“EVM GP”), the limited liability company that is the general partner of EnerVest. Mr. Walker is the Chief Executive Officer of EVM GP and could be deemed to be indirect beneficial owner of the Common Units reported by EnerVest through the exercise of voting control and/or dispositive power over the Common Units as the result of his official position or control of EnerVest. Pursuant to a resolution adopted by the members of EVM GP, EVM GP has designated and appointed Mr. Walker the sole and exclusive member of EVM GP having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Common Units.

The principal business of Walker LP is an investment vehicle for Mr. Walker and his wife. As a general partner of Walker LP, Mr. Walker exercises control over Walker LP.

The business address of the Filing Parties is 1001 Fannin Street, Suite 800, Houston, Texas 77002.

Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Filing Parties have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of EVM GP (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

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Item 3. Source and Amount of Funds or Other Consideration

Mr. Walker acquired the Common Units he owns directly through a combination of sources including, vesting of unit grants from the Issuer, a conversion of subordinated units to Common Units, a conversion of Class B units to Common Units and purchases on the open market using personal funds. Walker LP used a combination of working capital and contributions by Mr. and Mrs. Walker to acquire its Common Units. Mr. Walker used $1,425,000 of personal funds to acquire 100,000 Common Units and Walker LP used $2,850,000 of working capital to acquire 200,000 Common Units in the transaction that required filing of this statement.

Item 4. Purpose of Transaction

The Filing Parties acquired the Common Units reported herein solely for investment purposes. The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)          None.

(b)          None.

(c)          None.

(d)          None.

(e)          None.

(f)          None.

(g)          None.

(h)          None.

(i)          None.

(j)          Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b)

EnerVest is the record and beneficial owner of 155,600 Common Units, which represents approximately 0.003% of the outstanding Common Units.

As a result of Mr. Walker’s indirect ownership of the general partner of EnerVest, EnerVest and Mr. Walker may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held of record by EnerVest.

Mr. Walker is the general partner, along with his wife of the Walker LP. Walker LP is the record holder of 2,008,098 Common Units, which represents approximately 4.1% of the outstanding Common Units. Mr. Walker disclaims beneficial ownership of the units held by Walker LP.

6

Mr. Walker is the record holder of 449,042 Common Units, which represent approximately 0.92% of the outstanding Common Units. Mr. Walker has sole power to vote or direct the vote and the power to dispose or direct the disposition of the Common Units owned of record by him. Mr. Walker may be deemed to beneficially own an additional 13,400 Common Units that are owned by his wife, Lisa A Walker. Mr. Walker disclaims beneficial ownership of the units held by Mrs. Walker.

The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule I to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any additional Common Units. Certain of the persons named in Schedule I to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule I.

(c)          There have been no reportable transactions with respect to the Common Units within the last 60 days by the Filing Parties except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.

(d)          No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by the EnerVest Entities. Walker has the sole right to receive and direct the receipt of distributions from, and the proceeds from the sale of, Common Units owned of record by him.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subject to the terms and conditions of the Partnership Agreement, the general partner of the Issuer and its affiliates, have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Item 7. Material to Be Filed as Exhibits

Exhibit A      Joint Filing Agreement.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2015

ENERVEST, LTD.

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ John B. Walker
John B. Walker
Chief Executive Officer

JOHN B. & LISA A. WALKER L.P.

By:	/s/ John B. Walker
John B. Walker
General Partner

/s/ John B. Walker
John B. Walker

Signature page

SCHEDULE I

General Partners, Executive Officers, Managers and Board of Directors

EnerVest Management GP, L.C.

Name	Position and Present Principal Occupation/Business	Common Units Beneficially Owned

John B. Walker	Chief Executive Officer; Mr. Walker also serves as Executive Chairman of the Board of EV Management, the general partner of the general partner of the Issuer	*

Kenneth Mariani	President ; Mr. Mariani also serves as a director of EV Management, the general partner of the general partner of the Issuer	154,097

James M. Vanderhider	Executive Vice President and Chief Financial Officer	659,572

Phil C. DeLozier	Executive Vice President, Business Development	67,846

Stephen A. McDaniel	Executive Vice President	178,564

David Kyte	Executive Vice President, Engineering	28,527

Fabené J. Welch	Senior Vice President and General Counsel and Secretary	46,551

Each of the above named persons is a United States citizen.

The principal business address for each of the persons listed above is c/o EnerVest, Ltd.., 1001 Fannin Street, Suite 800, Houston, Texas 77002.

*	See the cover page for Mr. Walker, line 11 of which is incorporated herein

Schedule I-1

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of EV ENERGY PARTNERS, L.P. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth below.

Dated: April 20, 2015

ENERVEST, LTD.

By:	EnerVest Management GP, L.C., its general partner

By:	/s/ John B. Walker
John B. Walker
Chief Executive Officer

JOHN B. & LISA A. WALKER L.P.

By:	/s/ John B. Walker
John B. Walker
General Partner

/s/ John B. Walker
John B. Walker